Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following letter was sent to certain customers of Adobe Systems Incorporated on April 18, 2005:

Dear Valued Customer,

        I am pleased to inform you that on Monday, April 18, 2005 Adobe Systems Incorporated announced a definitive agreement to acquire Macromedia of San Francisco, CA. Macromedia is a leading provider of solutions to create and deliver effective, compelling, and memorable experiences—on the internet, on fixed media, on wireless and on digital devices.

        This is an incredible opportunity for both companies. It brings together two passionately innovative and creative technology leaders who excel in developing software solutions that help people and businesses communicate better.

        Through the combination of our powerful development, authoring and collaboration tools and the complementary functionality of PDF and Flash, Adobe has the opportunity to create an industry-defining technology platform that delivers compelling, rich content across a wide range of devices and operating systems. This significantly accelerates our strategy to offer our customers full, integrated solutions for next generation communication and interaction.

        Adobe is committed to providing you with quality solutions and superior service through existing and innovative new offerings. By combining the passion and creativity of these two leading-edge companies, we will continue driving innovations that meet and exceed your business requirements.

        For more information about the acquisition, please visit adobe.com.

        I look forward to communicating more information about this acquisition as the deal progresses. Please feel free to call me with any questions.

Sincerely,

Rep Name

        Adobe is required to include the following legend on any communications that may be deemed to be offering or soliciting material under the applicable SEC rules and regulations.

Additional Information and Where to Find It

        Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Macromedia Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

        Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.